Filed by Trident Acquisitions Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Trident Acquisitions Corp.

Commission File No. 001-38508

Jonah Lupton: Today’s show, we have another great guest. This is Tony DiMatteo, the CEO of lottery.com, which just announced recently they are coming public via reverse merger with a SPAC Trident acquisition, ticker symbol TDAC. Did I get that right, Tony?

Tony DiMatteo: That’s perfect. Thanks, Jonah.

Jonah Lupton: Cool. Let’s just start at the beginning. Why don’t you tell us when you started the company, why you started the company and then kind of lead up to why you’re going public and what you guys are doing, what the operating business is but at least take us back to the beginning, where did the company start?

Tony DiMatteo: Perfect. We started the company about six years ago, just over six years ago in early 2015. I met my co-founder Matt Clemenson about eight years ago, and we were both running separate companies at that time. We met, we just decided, like, “Look, we’re just going to build stuff together on the side.” The thesis behind that was we should build things that either should exist or are inevitable to exist, meaning things that have to happen eventually, and “let’s just be the guys that go and build that.”

We actually built a couple of different projects, got some patents on some actually very cool tech, but lottery was one of those ideas. If you look at the lottery industry, it’s legacy industry, it is not modernized, [crosstalk]

Jonah: You walk into a convenience store, you grab a slip and a pencil and you fill in your picks.

Tony: Exactly. Right. It’s sort of this industry where it’s about $80 billion a year just in North America, but it’s also one of the most antiquated industries where it’s dependent on people walking in with paper money and walking out with paper ticket. The credit goes to Matt for the seed of the idea, he was actually back home over Christmas break with his family at his mother-in-law’s, and he had to clean out her car. He just does handyman stuff for her. The glove box was stuffed with Powerball tickets and most of them were expired and so [crosstalk]

Jonah: That’s the other part of the story. You have to buy the ticket, fill out your picks, and then go to the counter, have them run it through, and then sit in front of the TV at night and see if your picks came up.

Tony: Exactly. It’s been estimated there’s about $2 billion in unclaimed winnings every year. It’s because people just think, “Well, I didn’t win,” and they forget about it. Whenever we have an idea, we sort of protect each other back and forth and say, “Maybe we should build this, maybe we should build that.” He thought, the seed of the idea was “let’s make an app where people can take a real picture of their ticket.”

We’ll sort of OCR for them, check the numbers for them, let them know if they’ve won, and then they can go redeem it. Then, maybe a week later, we realized actually there’s a bigger opportunity here, is what if there’s a way to actually let people play the lottery from their phone, and so we can just manage all of that for them. That was really the beginning of lottery.com.

Jonah: Did you guys start with Lottery.com or did you buy that domain later on?

Tony: We started as AutoLotto, really because it rhymed and we could get that domain. That’s sort of where we landed. About two years in, we were raising our Series A. We got a new investor. He said, “Look, I actually know the guy who owns a lottery.com, the domain,” so I flew out to meet him, I think down in LA. I just explained the vision to him. I said, “Look, we’re a 20-year company, and we want to create really for this company to be synonymous with lottery.

Whatever touchpoint you have with lottery, whether it’s going into the store or looking online, or seeing the results on TV, like at the bottom of the ticker on a news broadcast, whatever that is, is we just want to be everywhere.” Maybe an hour or two, we talked. Long story short, he ended up investing cash into our Series A, and then he contributed the domain as part of that. Then, very quickly, we became lottery.com. I’ll say he bought the domain in, I think, 2006 for eight figures, roughly. [crosstalk]

Jonah: Wow. He paid that much?

Tony: Yes.

Jonah: Holy smokes.

Tony: That was in 2006. We met him about 10 and a half or 11 years later. Honestly, our name and our brand is one of our biggest assets.

Jonah: For sure.

Tony: We are a household name, even if you’ve never been to our site. Everybody knows lottery. Oftentimes, people just think that we actually run the lottery. We don’t but oftentimes, people--

Jonah: That’s a good mistake, right?

Tony: Oh, yes, absolutely. We have definitely leveraged that. If you look at the logo and the brand, it’s very reminiscent of Powerball. It looks like a company that has been around forever. You’re not sure was this part of the .com 1999 or is this a modern company. We’ve been very lucky to sort of leverage that consumer trust and which leads to a very low CPA when we go out and do user acquisition campaigns. We’ve worked really hard to keep the trust of our users, making sure everybody is taken care of, no tickets get lost, everybody gets paid out, and just sort of building that community as we go along.

Jonah: If I woke up tomorrow and said, “Okay, I want to build lottery.com 2.0,” it’s not that simple because you have to deal with the regulators, I assume, and that’s probably different from state to state.

Tony: Right. I think it would be difficult for a new entry to come into the space for sure if they were trying to raise money. We started in San Francisco, so I’m very familiar with the VC community, Sand Hill. We’ve gone through that entire route. A new entrant has to answer the questions of, “Okay, how are you going to beat lottery.com?” We believe we have the best name and domain possible. Again, we are sort of a household name, so how could you possibly beat that? I can’t say that it’s impossible for somebody to come into this space, but I feel like it’s unlikely. On the regulatory side, yes, it took us about five years to get four states open.

A lot of that is the regulatory side. It’s not like there are laws against what we do in states, it’s just that it’s very much undefined, and so we had to build relationships in every state that we wanted to operate in at the AG level, the lottery director, sometimes the governor’s office, and sort of explain to them the value proposition [inaudible], which is simply that we exist to sell your product, which is the lottery, for free. It costs you nothing to do anything, no tech integration, no RFP process, you don’t have to change the legislation. We just come in and sell your product for free, which means more money to the state, et cetera.

Jonah: When you say “sell it for free,” you mean you’re bringing more people into their lottery, right?

Tony: Right, exactly. The other part of that is we’re reaching a demographic that historically the lottery has not been able to reach, which is sort of the millennials and younger generations.

Jonah: People that are on their phones all day?

Tony: Exactly. You’re right. They understand, the industry does, that they have an aging player base that will eventually age out and they have no good user data on anybody. Literally the way that most states collect their user data is an exit survey when you walk out of the bodega or the gas station, and they have a clipboard, and they ask you questions. That’s how they sort of collect that data.

Obviously, we have access to a tremendous amount, more data. One of the things that I think is interesting is that we’ve shown that it’s not that millennials don’t want to play the lottery, it’s that they don’t go to the store, and they don’t carry cash. About two-thirds roughly of our users are millennials. We’ve been able to pick up sort of the older crowd for sure because we’ve made our UI incredibly simple, but we’ve also shown that the younger generations absolutely want to play and they just don’t go to the store, so we’re the answer to that.

Jonah: In Massachusetts, Mega Millions is one of the big ones. Before lottery.com came around, what percentage of the people playing Mega Millions had to walk into a convenience store and grab a ticket?

Tony: I would say it’s close to 100%. There were very few options there if you were a Mass resident. You had to go to the store. I mentioned it took us about five years to open up four states.

Jonah: What were those first four states that you guys opened?

Tony: It was, New Hampshire was the first and then Texas, Minnesota, Oregon which are all good markets. Obviously, New Hampshire is a very small market, but that was sort of our sandbox to--

Jonah: Why did you guys start in New Hampshire? Are they just a very easy state to work with? [crosstalk]

Tony: No, it’s definitely that they’re very progressive. Each state has its own lottery director and depending on how they see the world, is really sort of how we could move forward at that time. To be fair, from the state’s perspective, when we first started, we were an unknown quantity. Nobody knew us. Imagine that you’re a government official and you have now a for-profit company coming into your state to sell your products. There’s a lot of risks there potentially.

We worked really hard to work with all these states. One of the things that we say is we’re not here to disrupt the industry, like, we’re not an Uber that’s going to come in and sort to displace taxis, is we’re here to help advance the industry over time and just bring the technology and help them.

Jonah: You’re digitizing a very archaic industry.

Tony: Exactly. Yes, exactly.

Jonah: I’ve downloaded the app on my phone. I assume the website does the same thing as the app?

Tony: Correct. When you come to either the app or the website, we have to check your location, verify your identity of who you are. Then, everything is definitely geo-restricted because it’s important for us and for the states to protect that lottery revenue in any given state. If you’re in a state that we’re not live in yet, then, we’ll get there soon, but we can still show you the results and all of those types of things. It’s illegal to sell let’s say somebody in Colorado a Texas ticket. We have to be very protective about that just for our reputation and just to be good partners with the states.

Jonah: What happens if someone is traveling over state lines? How does that work?

Tony: Well, from a tech perspective, once you allow us that location permission, the next time you open up the app, we’ll check your location again. Let’s say if you’re in Texas at the first time that you use us and then you go to a state that we’re not in, we’ll just say, “Look, I’m sorry, we can’t sell you this ticket yet.” From a legal perspective, it doesn’t have anything to do with residency. It doesn’t matter if you’re a Texas resident, it matters where you are at the time of that transaction that happens.

Jonah: Got you. Do all 50 states have state lotteries?

Tony: No, it’s about 45 states and then the other territories. There’s just a few states that will probably never have lotteries, honestly, either for religious reasons, like Nevada, that’s just not going to happen for the obvious reason.

Jonah: They don’t want to compete against the casino business I assume, right?

Tony: That’s right. Yes, that’s right. Our goal is to be everywhere where lottery is, is we want to be there and be that digital arm. Even just really domestically, is definitely an important part of our business and it’s important for us to win this market, but the rest of the world also represents a massive opportunity, is it represents a massive scale of what we’re doing and what we can do outside of the US as well.

Jonah: I’ve been saying for the last year and a half or maybe less than that, the pandemic started a year ago, a lot of states saw tax revenues come down, especially since the hotel and hospitality industry is a big provider of tax revenues. I thought that we would see an acceleration in lottery approvals, sports betting, cannabis, because all of those industries can bring tax revenues. I assume when you guys have these conversations with these lottery directors, that’s part of your pitch?

Tony: You’re completely right. What would really happen is if you look at our roadmap, is we’ve opened up the four states in roughly five years. Then, since the beginning of 2020, we’ve opened up another eight, and it was because of COVID. Once COVID hit, once the quarantines happened, then from the state’s perspective, if you are forced to go to a store and those stores are not open and you’re not allowed to leave your house, then their revenue went to nearly zero.

It has awakened the states to realize, like, they don’t have a choice anymore. They actually have to go online and also just, I think the nature of government is when a black swan event happens, they have to react to that and then plan as if that same event will happen again in the future. That’s why we’ve been able to expand much, much faster in the last year and a half or so.

We continue to expect that to be true and because we have been a good actor for the entire six years of our existence, is that states are very, very welcoming, I would say, for us to come into their state without, again, that RFP process. The difficulty for a state is, let’s say that they want to go online themselves. They have to find a tech provider.

Oftentimes, they have to make internal legislative changes, and that entire process takes maybe six months to two years, and in today’s environment, that’s very detrimental. They can lose a tremendous amount of money by not being online very quickly.

Jonah: Right. It will be ridiculous for every state to try to do this themselves rather than just partner with one company that’s going to do it for everybody.

Tony: Right.

Jonah: What exactly is the business model? I haven’t actually played it yet, but I assume I contribute, transfer money into my account through the app and then I play Mass Millions and then you guys transfer that money over to Mass Millions, and then you keep a percentage as a fee. Is that how it works?

Tony: Yes, right. The way that it works is, in the US, is we charge a service fee or convenience fee. Think of us in this perspective as like a DoorDash or Uber Eats. We’re not the restaurant, we don’t own the game, we don’t make the food, but we bring that product to you. In our case, is that it’s a fully digital experience. We set up retail locations everywhere that we operate. It’s a secure facility. It’s not like we’re sending people to the front of the 7-Eleven to buy those tickets. It’s all done very securely. Those tickets we scan them into our database. We say if these are the numbers that were requested, these are the numbers that were printed, and then do they match? Then, once they match, then we file those away in a remotely controlled drop safe so that nobody has access to them until after the draw, and we charge a service fee for that. That it starts at a dollar and then it scales up from there depending on how many tickets that you want to buy, but it’s a purely digital experience for the users.

Jonah: Right because I don’t think most people even realize that when you walk into a convenience store, you can’t buy lottery tickets or scratch tickets with anything other than cash, correct?

Tony: That’s almost always true, and the funny thing is it’s not because that’s a law in almost any state, it’s because-- The reason that retailers sell lottery tickets is for the foot traffic, is to get people to come in, and so retailers and we’re included in this when we operate in a state, is they get about 5% to 8% of the face value of the ticket, that’s paid by the state, so call it roughly ¢10 on a $2 ticket, gets paid to them, but if they took credit cards or debit cards, they’d just be payment transactions, they would lose money, and so that’s why it’s only a cash transaction in most places.

Jonah: I got you, okay. One of the big announcements you guys put out, I think was maybe two weeks ago probably, was the acquisition of sports.com.

Tony: Right.

Jonah: I think we’re all kind of guessing what’s coming, but are you able to tell us what’s coming with that?

Tony: Well, I’ll say it certainly indicates that we’re getting into sports betting, I can say that publicly, and I think we’re going to have a very unique and exciting offering around that. I have to be a little bit vague on the details of that obviously, but our goal I’ll say my, really, vision for the company is to become a global marketplace for all types of games of chance, whether that’s lottery, whether that’s sports betting, sweepstakes, DFS, slots, casino, et cetera.

We say that, it’s really, the goal is to be sort of the Amazon of lottery, where we just have, wherever you are on the planet, you open up our app, we check your location, we check your identity, and whatever you’re legally allowed to play at that moment in time and space, we want to deliver that to you. That’s effectively the overall strategy, is just to be this global marketplace, and we think because of our brand and because of our name and what we’ve done already, is we’re very well positioned to make that happen.

Jonah: It also makes sense too, because if you’re acquiring customers for one piece of your business, why not try to upsell them on the other pieces of your business?

Tony: You’re completely right. If you go through the deck, you’ll see that our cost per acquisition is around $4. If you compare that even to our direct competitors in just the lottery space, that they are acquiring that same user for around $13.

The reason that we have such low CPA is because we are lottery.com and we’ve worked really hard to build that brand, and people just trust us, and we’ve worked really hard to keep that trust of all of our users.

Jonah: You have a rough idea of what the lifetime value of a customer is?

Tony: Yes, I do. It depends on whether it’s geographically or internationally. I think, internationally, it’s around $93. Let me double-check that. I can check. I’m just flipping through the deck. It’s about $94 internationally and about $55 domestically.

Jonah: It’s actually higher international?

Tony: It is. The reason for that is, again, in the US, we can only charge a service fee. That’s on a per-transaction basis. Meaning, if you buy five tickets, we can charge you $1 to $2 plus, roughly around that. We’ve also have the permission to sell US Powerball tickets, as well as Texas state tickets internationally. We can’t sell, again, somebody in Colorado a Texas ticket, but we can sell somebody in the UK a Texas ticket, and that’s fully allowed.

Additionally, also in the US, we cannot change the face value of the ticket. A $2 ticket is a $2 ticket. Outside of the US, we can mark up the price of that ticket, so we can sell that for, let’s say, as high as $5 and on a per-ticket basis. If you buy five tickets at $5, now our cost is about $10. Our margin is now $15. That’s the difference there. Effectively, we’ve seen the same data, the same retention of users, but our margin is just much higher internationally.

Jonah: You guys did buy a Mexican lottery operation, right?

Tony: That’s correct.

Jonah: Is that where most of your international growth is right now?

Tony: Yes. I think Aganar, Juega will be the big drivers of that at least initially. Our goal is to really be, again, a global company. We’re building a long-term company. I would say, I think you can expect announcements around us entering multiple countries and continents around the world in very short order, definitely this year, maybe even before with deSPAC.

Jonah: Is it harder to expand from state to state or from country to country?

Tony: Well, I’ll say historically, it’s been difficult until COVID happened and that sort of woke up the industry. It was harder to open up states. Now, the difference is maybe is when we open up a new country, is we can do that through either a partnership or M&A opportunities. Imagine in an M&A example, that these companies are good operators, they have strong revenues, strong EBITDA, but they already have all the licensing that they need before we even get there. We can now sort of wrap them up under the lottery.com umbrella and then just go, because we have the backing of our regulators to distribute those US products, and they have the backing of their regulators to distribute to their local populace and--

Jonah: I’m sorry. On slide 27 of the presentation, you guys go through the transaction value. With the SPAC right now trading in I think it’s the 12s. Yes, 12.50, I think that computes like a $600 million enterprise value, does that sound right?

Tony: Yes, I think that’s pretty close probably, yes.

Jonah: Now, based on your projections, if you look out a couple of years, I mean, that’s why I think your SPAC is one of the most undervalued, underappreciated [unintelligible 00:21:38] right now. Assuming that you can hit those numbers that you’re projecting in the next couple years, I think-- I’m not looking at right now, but I think you guys are projecting like 200% or 250% CAGR over the next few years, where is all of that growth going to come from? Is that just opening up more states and then expanding international?

Tony: That’s a really good question. We’ve hit that CAGR before. We’ve actually had a high CAGR over the last couple of years. We know that we can do that and execute along that plan. It will come from a few sources. One, it’s opening up new states and countries for sure, but it’s also digging deeper and doing larger acquisition campaigns in the jurisdictions that we’re already in. Even in a state like Texas, our home state, we still account for less than 1% of all actual lottery tickets sold. There’s this sort of huge pie that we can go after. It’s very much a blue ocean.

When we do a user acquisition campaign, it’s very easy for us and what I mean by that is, it’s more of an awareness campaign. We have to say, “Look, by the way, you can do the thing that you want to do already and you can do it from your phone and you don’t have to touch anything, you don’t have to go to the store, you don’t have to deal with any of that drama. We can handle the whole thing for you.” I’ll say it’s that it’s opening up states or countries, it’s digging deeper and mining the wells that we’re already in and then also M&A opportunities. A combination of those three things is how we’ll get to those numbers.

Jonah: What’s been your cheapest customer acquisition channel?

Tony: Well, I think it’s two that are very close, just traditional digital advertising like Facebook, Google, et cetera, and then we have some really great traffic partners I’ll say, which are like AccuWeather, iHeart, Gannett, et cetera. iHeart and Gannett are both investors of us, but AccuWeather is just a relationship, but effectively, is we make them affiliates.

We say, “Look, show our ads with your remnant inventory, whatever ad inventory that you haven’t sold for that month” and then we just do a rev-share with them on that user with a healthy long tail for them and then that effectively, everybody makes money in that way, which is-- One of the things that I maybe I haven’t said is, my philosophy just in life and in business is that it’s not a zero-sum game and that everybody can win. That’s why we created WinTogeether.org, which is our charitable sweepstakes--

Jonah: I saw that. You guys gave away a Tesla Cybertruck, right?

Tony: Yes, we did, we did, yes. It’s not out yet, but yes, we gave that away. As soon as it comes out, the winner which we’re about to announce is going to be very happy, but the whole philosophy from day one of the company is that we can all win together, we don’t have to be enemies, we don’t have to disrupt an industry as we can have every single stakeholder at any level be successful and just contribute to the overall success of everybody.

Jonah: WinTogether.org, what is that all about? That’s brand new because that giveaway for the Cybertruck was the first giveaway you guys have done?

Tony: Right, yes, that was the first campaign. The idea is it’s a charitable sweepstakes, meaning if you donate $10, we’ll give you 10 sweepstakes entries to win something, and that could be a Cybertruck, it could be a cash price, it could be a celebrity-driven experience, whatever you want it to be, whatever makes sense. Those are donations to a 501(c)(3) in good standing, and it’s important for us to really keep our credibility, so we want to make sure that we’re dealing with really good charities that actually do good in the world. That’s the sort of philanthropic side.

On the other side of things is, the sweepstakes lottery law are completely different. They’re governed under different rules, and so we can run a charitable sweepstakes in all 50 states and almost all other countries. They’re called different things, sometimes sweepstakes, sometimes giveaways, but we can run them almost globally. That one gives us just a bigger reach. You can also think of it as sort of a loss leader.

If we can get you to donate into this because you care about that cause but also you want that prize, whatever that’s going to be, then we want that. We’re building our user base in states and countries where we’re not even live yet for lottery products, but once we go live there, it’s much easier to convert them to lottery players once we have that database.

Jonah: The last question, I guess this is the last question. Someone emailed me and asked about blockchain, and I am not a blockchain guy, I barely understand what it is, but he asked if lottery.com was doing anything with blockchain.

Tony: I’ll say for sure we are. I’ll say already as we’ve created a blockchain ledger that just records every transaction that happens on the platform on the chain, ties the user identity and the numbers that they picked, and the results of that on the chain. That’s where we are now. The next evolution of that is actually to create a fully-fledged blockchain platform where we can operate our own draws, our own games basically anywhere in the world, and if you think about, there certainly are other, I’ll say crypto lotteries out there right now, but where I think they fall short is that you must own crypto as a currency to actually participate, whether it’s Bitcoin or ETH, et cetera to play in this game.

That’s a very, very, very small addressable market of people who own crypto, like my mom would never play that game, and she has no idea. The goal for us is to create our own games on a blockchain that we can take fiat or crypto payments, pay out either in fiat or crypto and have really a global game, which could be Powerball-like or it could be digital scratchers. It could be daily games, it could be whatever we want.

That platform is being built right now, and as soon as it’s ready, we’ll announce and release that, but I think that is actually, one, it’s a way to really truly have a global game which doesn’t really exist right now, but also it’s very high margin for us, is we are the controllers of that game, we are the operators of that game, and the best part I’ll say of blockchain is that you don’t have to trust the house. In this case, [unintelligible 00:28:10] you trust the tech, you trust the chain to make sure that everything is legitimate and transparent and secure.

Jonah: Cool. Last question. If you look out five years from now, assuming that the US is your biggest market, what do you think will be your second biggest market?

Tony: Well, I’ll say that that depends a little bit on-- Well, things change very quickly in gaming obviously from the regulatory side. I would imagine either that is Latin America or potentially Asia, really depending on if China-- China had online lottery for years, and then a couple of years ago, they stopped that whole thing. If that comes back online, Asia and specifically China is just a massive opportunity. They sort of dwarf every other country.

Jonah: I think Macau is their big gambling area. I don’t know if it’s Wynn or MGM, I forget, but they’ve always said that like 90% of their profits come from Macau, not Vegas, like Macau is so much bigger than Vegas and nobody actually understands that. They love their gambling [laughs].

Tony: Yes, exactly. They do, and they just have more people than anywhere else. They’re very obviously tech capable, so if we have that opportunity to go into China and other parts of Southeast Asia, we will absolutely be there because that is definitely the prime markets for us to enter for all types of games of chance.

Jonah: Last question. I promise this is the last one. Any idea of when you guys might actually deSPAC?

Tony: Sure. Well, really it’s just a function of the financial audit being done as a private company, it’s obviously for five or six years, is we didn’t have to audit those financials so we didn’t. That’s in process now. That’s really the gating factor of us transacting. It’s going to happen, and I think that’s about done. Once that happens, obviously we’ll submit everything to the SEC and what our guidance has been, is it’s about six to eight weeks. They come back and give us comments potentially. It might be faster than that, but honestly, from my perspective, is we can either do things faster or we can do things right. We built the entire company on doing things the right way. I’m not concerned at all about any potential small delays of a couple of weeks to make this thing work because we are a 20-year company. We’re going to be around for a really long time, and we just have to do the things the absolute right way.

Jonah: I guess this is my last question. Any thoughts on what the ticker symbol is going to be? Did you guys pick one yet?

Tony: We have. We’ve reserved LTRY, so we’ll be lottery.

Jonah: Cool. Well, thank you so much, Tony. I appreciate it. This was a great conversation. Thanks for joining, and I look forward to staying in touch with you guys and following what you guys are doing.

Tony: Absolutely. Thank you, Jonah. I appreciate it.

Jonah: [inaudible] Have a good one. Take care.

Tony: Take care, everybody. Bye.